April 22, 2008	Richard J. McCarthy
617-951-7700
richard.mccarthy@ropesgray.com

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentleman:

Enclosed herewith for filing on behalf of RGIP, LLC (the “Company”) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Company to November 6, 2008; (ii) a copy of the unanimous resolutions of the Company’s managing members approving such policies and the portion of the premium to be paid by the Company; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through November 6, 2008. The current joint crime policy is in the amount of $5.0 million, which exceeds the amount that would be required if the Company were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 951-7700.

Please acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,

/s/ Richard J. McCarthy
Richard J. McCarthy

Enclosures

cc:	R. Bradford Malt
Ann L. Milner
Erik G. Johnston

ACORD. CERTIFICATE OF LIABILITY INSURANCE	OP ID 75 ROPES-2	DATE (MM/DD/YYYY) 04/10/08
PRODUCER TD Banknorth Ins Agcy Inc (SF) PO BOX 3600 West Springfield MA 01090-3600 Phone: 413-781-5940 Fax: 413-733-7722

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

	INSURERS AFFORDING COVERAGE	NAIC #
INSURED Ropes & Gray LLP One International Place Boston MA 02110	INSURER A: Federal Insurance Company	20281
	INSURER B:
	INSURER C:
	INSURER D:
	INSURER E:

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN. THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	ADD’L INSRD	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS
GENERAL LIABILITY	EACH OCCURRENCE	$
DAMAGE TO RENTED	$
COMMERCIAL GENERAL LIABILITY	PREMISES (Ea occurrence)
CLAIMS MADE	OCCUR	MED EXP (Any one person)	$
PERSONAL & ADV INJURY	$
GENERAL AGGREGATE	$
GEN’L AGGREGATE LIMIT APPLIES PER:	PRODUCTS-COMP/OP AGG	$
POLICY	PROJECT	LOC
AUTOMOBILE LIABILITY	COMBINED SINGLE LIMIT	$
ANY AUTO	(Ea accident)
ALL OWNED AUTOS	BODY INJURY	$
SCHEDULED AUTOS	(Per person)
HIRED AUTOS	BODILY INJURY	$
NON-OWNED AUTOS	(Per accident)
PROPERTY DAMAGE	$
(Per accident)
GARAGE LIABILITY	AUTO ONLY – EA ACCIDENT	$
ANY AUTO	OTHER THAN	EA ACC	$
AUTO ONLY:	AGG	$
EXCESS/UMBRELLA LIABILITY	EACH OCCURRENCE	$
OCCUR	CLAIMS MADE	AGGREGATE	$
$
DEDUCTIBLE	$
RETENTION	$	$
WORKERS COMPENSATION AND EMPLOYERS’ LIABILITY	WC STATU- TORY LIMITS	OTHER
ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED?	E.L. EACH ACCIDENT	$
If yes, describe under	E.L. DISEASE – EA EMPLOYEE	$
SPECIAL PROVISIONS below	E.L. DISEASE – POLICY LIMIT	$
OTHER
A	Crime	80588127	11/06/07	11/06/08	Crime Deductibl	$ 5,000,000 $ 35,000
DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES / EXCLUSIONS ADDED BY ENDORSEMENT / SPECIAL PROVISIONS RGIP, LLC is a Named Insured with respect to the Primary Crime Policy.

CERTIFICATE HOLDER	CANCELLATION
MANAG-1 Managing Members of RGIP, LLC c/o Ropes & Gray, LLP One International Place Boston MA 02110-2624	SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 60 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO DO SO SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.
AUTHORIZED REPRESENTATIVE
TD Banknorth Ins. Agency, Inc.
ACORD 25 (2001/08)	© ACORD CORPORATION 1988

IMPORTANT

If the certificate holder is an ADDITIONAL INSURED, the policy(ies) must be endorsed. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

If SUBROGATION IS WAIVED, subject to the terms and conditions of the policy, certain policies may require an endorsement. A statement on this certificate does not confer rights to the certificate holder in lieu of such endorsement(s).

DISCLAIMER

The Certificate of insurance on the reverse side of this form does not constitute a contract between the issuing insurer(s), authorized representative or producer, and the certificate holder, nor does it affirmatively or negatively amend, extend or alter the coverage afforded by the policies listed thereon.

ACORD 25 (2001/08)

SUMMARY OF INSURANCE

PREPARED FOR:

ROPES & GRAY, LLP

PRESENTED BY:

TD Banknorth Insurance Agency, Inc.

Account Executive:	Jacob E. Stone

Account Manager:	Rosa Dell’Aera-Smith

Customer Service Agent:	Danielle C. Jackman

Address:	P.O. Box 9040, Springfield, MA 01 101-9040

Phone:	800-688-7256

Fax:	413-733-7722

Revision Date:	January 29, 2008

This is a convenient coverage summary, not a legal contract. Please refer to the actual policies quoted for specific terms, conditions, limitations, and exclusions that will govern in the event of a loss. In evaluating your exposures to loss, we have depended upon information provided by you. If there are other areas that need to be evaluated prior to binding coverage, please bring these areas to our attention. Should any of your exposures change after coverage is bound, such as new operations, hiring employees in additional states, buying more property, etc., please let us know so proper coverage(s) can be discussed. Higher liability limits may be available. Let us know if you would like a quote for higher limits.

Your policies may contain exclusions for terrorism and/or mold.

U.S. PROPERTY LOCATIONS

1)	One International Place, Boston, MA

2)	30 Kennedy Plaza, Providence, RI

3)	885 3rd Avenue, New York, NY (Subleased—Property Excluded)

4)	450 Serra Mall, Stanford Univ., Bldg 170, 2nd Floor, Stanford, CA (Conference Center)

5)	One Embarcadero Center, San Francisco, CA

6)	525 University Ave., Palo Alto, CA

7)	1211 Avenue of the Americas, New York, NY

8)	700 12th Street, One Metro Center, Washington, DC

FOREIGN PROPERTY LOCATIONS

1)	London Conference Center – 107 Fenchurch Street, London EC3M, 5JF

2)	Shiroyama Trust Tower, Level 16, 4-3-1 Toranoman Minato-ku, Tokyo, Japan 105-6016

3)	Hong Kong – address pending

COMMERCIAL PROPERTY

INSURING COMPANY:	Vigilant Insurance Co./Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 175,864

COVERAGE		LIMIT
Blanket Personal Property, EDP, I&B (Premises specific 1, 2, 4, 5, 6, 7 & 8)		$99,074,000
Blanket Business Income w. Extra Expense (Premises specific 1-8)		$47,906,000
Building Ordinance (Premises specific 1, 2, 4, 5, 6, 7 & 8)		$500,000

Blanket Fine Arts (Premises specific 1, 2, 5, 6, 7 & 8) Deductible $2,500		$1,608,518
Blanket Valuable Papers (Premises specific 1, 2, 5, 6, 7 & 8) Deductible $2,500		$8,000,000

Earthquake (Premises specific 1, 2, 7 & 8) Deductible $50,000	Per Occurrence	$15,000,000
Flood (Premises specific 1, 2, 5, 7 & 8) Deductible $50,000	Per Occurrence	$15,000,000
Flood (Premises Specific 4 & 6) Deductible $100,000	Per Occurrence	$2,500,000

PROPERTY-BLANKET LIMIT OF INSURANCE		$500,000
(Automatic blanket limit applies to the following)

•	Accounts Receivable

•	Electronic Data Processing Property

•	Fine Arts

•	Leasehold Interest - Bonus Payment, Prepaid Rent, Sublease Profit, Tenants’ Lease Interest

•	Leasehold Interest - Electronic Date Processing Equipment

•	Non-owned Detached Trailers

•	Outdoor Trees, Shrubs, Plants or Lawns

•	Pair and Set Personal

•	Property of Employees

•	Public Safety Service Charges

•	Valuable Papers

COVERAGE NOTES

•	Earthquake is excluded from California locations as requested by Ropes & Gray, LLP

•	Sprinkler Leakage is Excluded from locations 4, 5 & 6

•	Equipment Breakdown is included at property limits

•	Unless a separate deductible is present, a per occurrence deductible of $5,000 applies to all losses except Business Income where a 24 hour deductible applies.

•	Valuation: Agreed Amount, coinsurance does not apply.

COMMERCIAL GENERAL LIABILITY

INSURING COMPANY:	Vigilant Insurance Company/Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 49,447

COVERAGE		LIMITS
General Aggregate		$2,000,000
Products/Completed Operations		$1,000,000
Bodily Injury & Property Damage Liability—Non Professional		$1,000,000
Personal and Advertising Injury Liability		$1,000,000
Medical Payments	Each Person	$10,000
Fire Legal Liability	Any One Fire	$1,000,000

Employee Benefits Liability	Per Claim	$1,000,000
	Aggregate	$1,000,000

COVERAGE COMMENTS:

•	General Liability coverage is written on an Occurrence form

•	General Liability/coverage for Third Party Discrimination (Harassment, segregation, discrimination other than employee related)

•	Auditable upon policy expiration

•	Exposure Basis: 758 Lawyers

•	Per Location General Aggregate

•	Employee Benefits coverage is written on a Claims-Made form

•	Retroactive date 11/6/07

•	Deductible $1,000

•	Defense outside limits

AUTO LIABILITY

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/6/07 to 11/6/08

PREMIUM:	$ 2,804

COVERAGE	LIMITS

Hired and Non-owned Auto Liability	$1,000,000

Hired Physical Damage Comprehensive & Collision Deductibles each $1,000	Actual Cash Value (ACV)

WORKERS COMPENSATION

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/67 to 11/06/08

PREMIUM	$ 222,658

COVERAGE		LIMITS
Voluntary Workers’ Compensation		Statutory

Employer’s Liability	Per Accident	$500,000
	Policy Limit	$500,000
	Each Employee	$500,000

EXPERIENCE MODIFICATION

07-08
CA	0.80
All other state	0.89

PAYROLLS & RATES

State	07-08
	Payroll	Rate
CT	$273,679	0.33
IA	$264,368	0.29
PA	$11,377	0.36
RI	$60,698	0.32
VA	$3,588,498	0.11
CA	$12,220,847	0.92
DC	$9,241,847	0.17
ID	$2,243	0.36
MA	$106,592,160	0.11

COVERAGE COMMENTS

•	NY Excluded

DIVIDEND PLAN1

•	The actual dividend .calculation will use audited premiums.

•	Incurred losses used in the actual dividend calculation will be valued as of 12 months and 24 months after expiration or cancellation.

•	The insured will receive 50% of the estimated dividend due at the first adjustment. Upon the second (final adjustment), this amount will be subtracted from the total dividend amount.

•	Dividends cannot be guaranteed and are declared at the sole discretion of the Board of Directors of the Vigilant Insurance Company.

[1]

Maximum loss ratio of 20%. With a 0% loss ratio will result in approximately $25,797. With a 5% loss ratio, $22,104. With a 10% loss ratio, $18,428. With a 15% loss ratio, $11,060. With a 20% loss ratio, $5,530.

WORKERS COMPENSATION – NY STATE FUND

INSURING COMPANY:	New York State Insurance Fund

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 118,731

COVERAGE

Workers Compensation

		LIMITS
Employers Liability	Per Accident	500,000
	Policy Limit	500,000
	Each Employee	500,000

COVERAGE COMMENTS

•	Location: 1211 Avenue of the Americas

•	Number of Employees: 467

•	Premium is based on payroll of $59,228,394

•	07-08 Rate of 0.19

•	15% State Fund Discount

•	Experience Mod: 0.86 (subject to final mod)

FOREIGN

INSURING COMPANY:	Great Northern Insurance Co./Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 1,500

PROPERTY COVERAGES	LIMITS
Personal Property—Any Location	$100,000
Deductible	$1,000
Business Interruption—Any Location	$100,000

GENERAL LIABILITY COVERAGE	LIMITS
General Aggregate	$2,000,000
Products/Completed Operations Aggregate Limit	$1,000,000
Advertising Injury and Personal Injury Aggregate Limit	$1,000,000
Each Occurrence Limit	$1,000,000
Damage to Premises Rented To You Limit	$1,000,000
Medical Expenses Limit	$10,000

AUTO LIABILITY COVERAGE	LIMITS
For Owned, Hired & Non-owned Autos	$1,000,000
Bodily Injury & Property Damage

WORKERS COMPENSATION
U.S. Nationals/State of Hire/Country of Origin

EMPLOYERS LIABILITY	LIMITS
Per accident	$1,000,000
Policy limit	$1,000,000
Per Employee	$1,000,000

Repatriation Each Employee	$250,000
Aggregate	$500,000

INTERNATIONAL TERRITORY

Responds to suits brought outside the United States and Canada for bodily injury and property damage occurrence and advertising injury and personal injury offenses that take place outside the United States and Canada.

UMBRELLA

INSURING COMPANY:	Federal Insurance Co./Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 59,907

COVERAGES	LIMITS
Each Occurrence	$50,000,000
Aggregate	$50,000,000

COVERAGE COMMENTS:

•	Follow Form to Fire Legal Liability

•	Per location aggregate

•	Follow form to Third Party Discrimination

UNDERLYING COVERAGES:

•	General Liability

•	Employee Benefits Errors Or Omissions Liability:

•	Auto Liability:

•	Employer’s Liability—NY and All other states

•	Foreign General Liability:

•	Foreign Auto Liability:

•	Foreign Employer’s Liability:

KIDNAP, RANSOM & EXTORTION

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 6,500

COVERAGE	LIMITS	DEDUCTIBLE
Special Coverage	$5,000,000	$0
Custody	$5,000,000
Expense	$5,000,000
Accidental Loss	$5,000,000

TYPE OF ACCIDENTAL LOSS
• Loss of Life	$5,000,000
• Mutilation	25%
• All Other Accidental Loss	100%

COVERAGE COMMENTS

•	Claims-Made Coverage

WORKPLACE VIOLENCE

INSURING COMPANY:	American International Specialty Lines / AIG

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 14,643.20

COVERAGE	LIMITS
Consultants Costs	$3,000,000
Workplace Violence Each Insured Event Limit	$1,000,000

Workplace Violence Each Insured Event Sublimits
Expenses	$500,000
Business Interruption	$500,000
Death Benefits
Per Decedent	$25,000
Aggregate	$250,000
Rehabilitation Expense	$100,000
Aggregate Limits of Insurance	$1,000,000
(with the exception of Consultant Costs)

DEDUCTIBLE
Each Insured Event	$25,000

COVERAGE COMMENTS:

•	All coverage provided by this policy are subject to the deductible amount, except the Consultant Costs and Death Benefit Coverage.

•	Premium above includes Terrorism Risk Insurance Act Premium of $1,280 along with 4% MA Surplus Lines Tax of $563.20.

LAYER 1—PRIMARY CRIME2

INSURING COMPANY:	Chubb

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$ 33,250

COVERAGE	LIMIT	DEDUCTIBLE
Employee Theft	$5,000,000	$35,000
Depositors Forgery & Alteration	$5,000,000	$35,000
Theft, Disappearance & Destruction	$5,000,000	$35,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$5,000,000	$35,000

LAYER 2—EXCESS OVER PRIMARY

INSURING COMPANY:	AIG - National Union Ins. Co.

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$27,829

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $5,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $5,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $5,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $5,000,000

LAYER 3—EXCESS CRIME OVER EXCESS AND PRIMARY

INSURING COMPANY:	Hartford - Twin City Fire Ins. Co.

POLICY PERIOD:	11/06/07 to 11/06/08

PREMIUM:	$17,600

COVERAGE	LIMIT
Employee Theft	$10,000,000 excess of $15,000,000
Depositors Forgery & Alteration	$10,000,000 excess of $15,000,000
Theft, Disappearance & Destruction	$10,000,000 excess of $15,000,000
Money, Securities and other Property
Computer and Funds Transfer Fraud	$10,000,000 excess of $15,000,000

[2]	Chubb’s Crime is worldwide coverage. ERISA is included.

REGISTERED MAIL

INSURING COMPANY:	Chubb

POLICY PERIOD:	4/4/07 to 4/4/08 (Continuous)

PREMIUM :	$1,000

COVERAGE	LIMITS
Aggregate	$5,000,000

COVERAGE COMMENTS:

•	Liability for shipments of property shall not exceed the limit shown above to any one addressee on any one day

•

If the declared value of shipments of all property from any one sender to any one addressee on any one day exceeds the aggregate limit shown above, the excess over that amount will be covered hereunder only upon confirmation of acceptance from Chubb Group of Insurance Companies.

RGIP, LLC

Action by Written Consent of Managing Members

The undersigned being all of the managing members of RGIP, LLC, a Delaware limited liability company (the “Company”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Company as a named insured under the crime insurance policy issued by the Federal Insurance Company to Ropes & Gray LLP and the other insureds named thereunder for the one year period commencing on November 6, 2007 in the amounts listed on Annex A for an annual premium of $33,250 (the “Policy”), the Company’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Company in the Policy is in the best interests of the Company.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Company is fair and reasonable to the Company.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Company are approved.

VOTED:	That Richard J. McCarthy, in his capacity as a vice president of the Company, is designated as the officer of the Company who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ R. Bradford Malt
R. Bradford Malt

/s/ Alfred O. Rose
Alfred O. Rose

/s/ Ann L. Milner
Ann L. Milner

Dated: As of February 9, 2007

Annex A

Partner or Employee Theft Coverage	$5,000,000
Premises Coverage	$5,000,000
Transit Coverage	$5,000,000
Depositors Forgery Coverage	$5,000,000
Computer Theft of Merchandise Coverage	$5,000,000
Investigative Costs Coverage	$100,000
Credit Card Forgery	$100,000
Money Orders and Counterfeit Currency Charges	$1,000,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of November 6, 2007 by and among RGIP, LLC, a Delaware limited liability company (the “Company”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Company the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Federal Insurance Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, One International Place, Boston, Massachusetts 02110, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LLC

By:	/s/ R. Bradford Malt
Managing Member

ROPES & GRAY LLP

By:	/s/ R. Bradford Malt
Partner

ROPES & GRAY, LTD

By:	/s/ G. Marshall Moriarty
Title: Director

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by             , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of             ,             , as from time to time in effect, among RGIP, LLC and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:                 ,